

Eagle Cathedral City Limited
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception to September 30, 2025

TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Eagle Cathedral City Limited Management

We have reviewed the accompanying financial statements of Eagle Cathedral City Limited (the Company) which comprise the balance sheets as of inception through September 30, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 31, 2025

EAGLE CATHEDRAL CITY LIMITED
BALANCE SHEET

		As of Inception to **September 30, 2025**
ASSETS		
Current Assets:		
Cash	$	558,567
Inventory		3,796
Total Current Assets		562,363
TOTAL ASSETS	$	562,363
EQUITY		
Common Stock	$	-
Additional Paid In Capital		613,961
Accumulated Deficit		(51,598)
TOTAL EQUITY	$	562,363
TOTAL LIABILITIES AND EQUITY	$	562,363

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF OPERATIONS

		As of Inception to September 30, 2025
Sales Revenue	$	2,701
Cost of Goods Sold		(836)
Gross Profit	$	1,865
Operating Expenses		
General and Administrative	$	36,980
Legal and Professional		16,476
Marketing		1,900
Total Operating Expenses		**55,356**
Total Loss from Operations	$	(53,491)
Interest Income		1,893
Net Income (Loss)	$	(51,598)

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | | Retained Earnings | Total Shareholders' |
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Issuance of Common Stock	100	-	613,961	-	613,961
Net income (loss)	-	-	-	(51,598)	(51,598)
Ending balance at 12/31/24	100	-	613,961	(51,598)	562,363

See Accompanying Notes to these Unaudited Financial Statements

EAGLE CATHEDRAL CITY LIMITED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(51,598)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory		(3,796)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(3,796)
Net Cash provided by (used in) Operating Activities	$	(55,394)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Issuance of Stocks	$	613,961
Net Cash provided by (used in) Financing Activities	$	613,961
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	558,567
Cash at end of period	$	558,567

See Accompanying Notes to these Unaudited Financial Statements

Eagle Cathedral City Limited
Notes to the Unaudited Financial Statements
As of Inception through September 30, 2025

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Eagle Cathedral City Limited ("the Company") was formed in California on May 29, 2025. The Company is developing a bar and nightclub venue, with its initial revenue derived from the sale of branded merchandise. The management team plans to expand its revenue streams to include hosting events, serving alcoholic beverages, charging cover fees, and offering locker rentals for guests. As of October 2025, the premises are undergoing major renovations in preparation for the grand opening, which is scheduled for February 2026.The Company's headquarters is in Cathedral City, California. The Company's customers are located in California.

In 2025, the Company plans to conduct a crowdfunding campaign under Regulation CF to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses as of inception through September 30, 2025 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

Eagle Cathedral City Limited
Notes to the Unaudited Financial Statements
As of Inception through September 30, 2025

_____

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of inception to September 30, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $558,567 in cash as of inception to September 30, 2025.

Inventory

Inventory consisted primarily of merchandise. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at inception to September 30, 2025 amounted to $3,796.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Eagle Cathedral City Limited
Notes to the Unaudited Financial Statements
As of Inception through September 30, 2025

_____

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company currently generates revenue from merchandise sales and intends to broaden its revenue sources by offering venue admission, alcoholic beverage sales, and on-site locker rentals. Payments for all services and goods are generally collected at the point of sale. The Company's primary performance obligation is to provide and maintain its facilities in a manner that delivers a a, enjoyable and high-quality experience for its customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of insurance, repair and maintenance costs, and other miscellaneous expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on May 29, 2025 and had no operations, taxable income, or filing requirements during the period ended September 30, 2025.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, Income Taxes.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

Eagle Cathedral City Limited
Notes to the Unaudited Financial Statements
As of Inception through September 30, 2025

_____

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any outstanding liabilities and debt as of inception to September 30, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with no par value. There were 100 shares issued and outstanding as of inception to September 30, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 30, 2025, the date these financial statements were available to be issued.

In August 2025, the Company entered into a lease agreement for a new facility located in Cathedral City, California. Under the terms of the agreement, the Company was granted early access to the premises beginning August 15, 2025, for due diligence and permitting activities. The lease term is scheduled to commence on February 1, 2026, at which time the Company will obtain the right to control the use of the premises and begin recording the related right-of-use asset and lease liability in accordance with ASC 842, Leases.